

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 29, 2016

Darryl Payne
Chief Executive Officer
StreamNet, Inc.
7582 Las Vegas Blvd.
Las Vegas, NV 89123

> **Re: StreamNet, Inc.**
> **Offering Statement on Form 1-A**
> **Filed August 3, 2016**
> **File No. 024-10590**

Dear Mr. Payne:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

General

1. We note that your website, www.streamnet.tv, is advertising a similar offering of common shares. The details of this offering differ slightly from the offering in your Form 1-A, such as the duration and plan of distribution of the offerings as well as the restricted nature of the securities. Please tell us whether the advertisement on your website relates to this offering or a separate offering and, regardless, why you believe it is appropriate to advertise the offering in this manner. In this regard, if the advertised offering is intended to be separate from this offering, please tell us how you comply with

Rule 251(c). If the advertised offering is intended to solicit indications of interest in this offering, please tell us why the terms differ and how the advertisement complies with Rule 255.

2. A shell company, as defined under Rule 405 of the Securities Act of 1933, is a registrant that has no or nominal operations and either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. Based on the information you have provided in Part I and Item 9 of Part II, it appears that you are a shell company. Please prominently disclose in your offering circular that you are a shell company. Additionally, please include a risk factor addressing the effects of being a shell company.

Part I

Item 4. Summary Information Regarding the Offering and Other Current or Proposed Offerings

3. We note that you have stated that you do not intend to offer the securities on a delayed or continuous basis pursuant to Rule 251(d)(3). However, we note from Part II and Item 5 on page 14 of the Offering Circular, that you intend to commence the offering promptly after qualification and it may last up to one year. Please clarify the intended duration of your offering and correct this section or revise your offering circular accordingly.

Part II

Item 3. Summary Information, Risk Factors and Dilution, page 6

4. Please revise your offering circular to discuss potential adverse consequences of the arbitration provision on investors and whether this provision will apply to any claims that may be brought in connection with the offering. Please similarly add a risk factor discussing the effect of Section 12 of the Subscription Agreement on investors and the extent to which it limits the ability of investors to bring class action lawsuits or similarly seek remedy on a class basis.

Financial Statements Section, page 40

5. We note that the financial statements for the period ending July 28, 2016 have been omitted from the offering circular, even though the Notes to such financials have been included. Please revise.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Dean Brazier, Staff Attorney, at (202) 551-3485 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara Ransom
Assistant Director
Office of Consumer Products